Exhibit 24.1

POWER OF ATTORNEY

The undersigned, a director, officer or designated insider of Key Technology, Inc. hereby appoints John J. Ehren, Jeffrey T. Siegal and Ginger Petty, or any one of them, as my attorney-in-fact for purposes of executing on my behalf any and all Form 3s, Form 4s, or Form 5s with the Securities and Exchange Commission that may be required from time to time, and in doing so may rely upon information concerning my beneficial ownership of the Common Stock of Key Technology, Inc. which I have supplied by written documentation or by telephonic instructions to members of Key Technology's executive management staff.

This Power of Attorney may be revoked at any time, but until revoked is intended to remain in effect for so long as I continue to serve as a director, officer or designated insider of Key Technology, Inc.

EXECUTED this 14th day of May, 2013.

Signed: /s/ Richard Lawrence
Richard Lawrence